

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2022

David Lazar
Chief Executive Officer
One 4 Art Limited
592 Moosehead Trail
Newport, ME 04953

> **Re: One 4 Art Limited**
> **Form 10-K for the Year Ended November 30, 2021**
> **Filed March 8, 2022**
> **File No. 333-179765**

Dear Mr. Lazar:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing